BRAZIL MINERALS, INC.
324 South Beverly Drive, Suite 118
Beverly Hills, California 90212

September 29, 2014

BY EDGAR

Tiffany Posil, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Brazil Minerals, Inc.
Amendment No. 3 to Registration Statement on Form 10
Amendment No. 3 to Form 10-K for Fiscal Year Ended December 31, 2013
Filed September 9, 2014
File No. 000-55191

Dear Ms. Posil:

Reference is made to your comment letter, dated September 17, 2014, to Brazil Minerals, Inc. (the “Company” or “BMIX”), relating to the subject filings (the “Comment Letter”). Set forth below is each comment contained in the Comment Letter, followed by the Company’s response thereto:

Executive Compensation, page 28

1. We note the revisions made in response to comment 3 in our letter dated August 7, 2014. However, the total compensation has not been revised to reflect the changes made in the summary compensation table. Please revise. In addition, please remove footnote C as such disclosure is inconsistent with Item 402 of Regulation S-K.

The summary compensation has been so revised.

Ms. Tiffany Posil, Esq.
September 29, 2014

Certain Relationships and Related Transactions, page 30

2. We reissue comment 6 in our letter dated August 7, 2014. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction.

The Item has been revised to provide the additional disclosure required by Item 404(a)(5) of Regulation S-K regarding the loans from the Company to Brazil Mining, Inc.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marc Fogassa

Marc Fogassa
Chief Executive Officer